OxySure® Systems, Inc.

July 15, 2010

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:          OxySure Systems, Inc.
Registration Statement on Form S-1/A
Filed August 12, 2009
File Number 333-189-402

Dear Mr. Kruczek:

We have received your comment letter dated September 1, 2009 (the “Comment Letter”) regarding our Registration Statement on Form S-1/A filed on August 12, 2009.  We  have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

1.     We have prepared and filed a marked version of the Registration Statement as Amendment No. 2 in accordance with Rule 472 of Regulation C.  We have also enclosed  two courtesy hard copies of the marked Registration Statement.

Registration Statement Cover

2.     We have amended the disclosure to state that: “The promoters named herein will sell at the specified fixed offering price of $1.00 throughout the offering period.”

We have revised the Registration Statement to identify affiliates and promoters as “underwriters.”

We have revised the Registration Statement to quantify the number of shares to be sold by promoters.

We have revised the Registration Statement to remove all affiliate shareholders from the selling stockholders, including any shares underlying warrants, options, or convertible preferred stock.

3.     We have revised the Registration Statement to remove Mr. Ross and any other affiliate from the selling stockholders list.

4.     We have revised the Registration Statement to remove all affiliate shareholders from the selling stockholders, including any shares underlying warrants, options, or convertible preferred stock.

5.     We have revised the Registration Statement to state that the minimum purchase requirement is $25,000.

Warrants

6.     Any warrants that have not been issued are not being registered, and have been removed from this table and from the Registration Statement.  We no longer plan to issue any of the warrants that were deleted from the Registration Statement.

7.     On December 15, 2009, we entered into a Cancellation Agreement and Mutual Release with IR Services, Inc.  We paid IR Services, Inc. $50,000 in cash and issued IR Services, Inc. 125,000 shares of common stock for services rendered to us.

Related Party Transactions

8.     There is no written agreement containing the July 2008 transaction, and therefore no exhibit was provided.  In July 2008, we required working capital for continuing operations on an emergency basis which was provided by JTR Investments, Ltd. (please see the revised disclosure regarding the “Senior Note Interim Financing”).  Subsequently, terms were negotiated with the then Board of Directors, culminating in the agreement and ratification outlined in Exhibit 10.7.  We have revised the Registration Statement to state the basis for issuing warrants exercisable at $0.01 per share of common stock.

April 2009 Investor Relations Agreement

9.     We are no longer obligated to issue warrants to RKH as the contract was cancelled.  We have filed the cancellation agreement as Exhibit 10.27 to the Registration Statement.

Summary Financial Data

10.   We have revised the Registration Statement to remove the references to interim data as unaudited and the data for 2008 and 2009 as being audited.

Risk Factors

11.   We will prepare and file a Registration Statement on Form 8-A.

12.   We have revised the Registration Statement to relocate the risk factor numbered 37 to the beginning of the risk factor section titled “Risks Relating to the Early Stage of our Company” to more prominently present the risk factor.

13.   We have revised the Registration Statement to state that given that there is no minimum number of shares that must be sold and the possibility that we may receive substantially less than $5,000,000, we have included our use of proceeds based on several levels of shares being sold.  Selling stockholders will be able to sell their shares at less than the fixed price that applies to our sales, which may limit our ability to raise capital through this Registration Statement.

20.  We may face problems . . .

14.    The Registration Statement states that we are subject to the FAA’s regulations.  Also, the Registration Statement states that we may have increased costs associated with the delay or inability to obtain FAA approval.

29.  Our success is dependent on key personnel

15.   We have revised the Registration Statement to state the material terms of the employment agreement under the “Executive Compensation” section.  The employment agreements are attached to the Registration Statement as Exhibits 10.1 and 10.2.

Dilution

16.   Net tangible book value was calculated by taking our total assets, minus any intangible assets, less all liabilities and divided by the total outstanding shares of common stock.

17.   We have revised the Registration Statement to include the number and percentage of shares, including convertible securities, and total consideration paid by affiliates and non-affiliates in tabular form.

Selling Security Holders

18.
a.    We have revised the Registration Statement to remove Agave Resources, LLC as a selling shareholder and note 4 corresponding to Agave Resources, LLC.  According to the Cancellation Agreement and Mutual Release Agreement dated December 15, 2009 with IR Services, Inc., 125,000 warrants were earned by IR Services, Inc. upon our filing of the Registration Statement.

b.    All shares of common stock underlying stock options have been removed from this Registration Statement.  All affiliate shares of commons stock underlying warrants have been removed from this Registration Statement.  The Registration Statement has been updated to remove the shares of common stock underlying warrants because the shares underlying the warrants are no longer being registered in this Registration Statement.

c.    We have revised the Registration Statement to update the aggregate number of shares to be registered, including updating the corresponding fees.

19.   All selling stockholders have been identified in the Registration Statement.

20.   Notes 18 and 19 have been added to the Registration Statement.

We have revised the Registration Statement to update the notes to correspond with the proper information in the Selling Security Holder’s table

We have revised the Registration Statement to include the exercise price for all warrants issued to the selling stockholders.

21.   We have revised the Registration Statement to state that Chris Aulds controls and holds sole voting power for the shares of common stock held by Aulds Family L.P.

22.   We have revised the Registration Statement to correct the number of shares held by JTR Investments, Inc. and Julian Ross.

23.   We have revised the Registration Statement regarding the issuance of warrants exercisable at $0.01 per share of common stock.  The warrants were issued with that exercise price because no interest is payable on the notes, our difficulty in attracting new investments at the time, market conditions and other factors.  Given these factors, we deemed the terms of these transactions to be fair.

We have revised the Registration Statement to remove shares of common stock underlying penny warrants held by affiliates.

24.   We have revised the Registration Statement to clarify the number of shares of common stock issued.

Shares Eligible For Future Sale

25.   We revised the Registration Statement because none of our shareholders have contractual registration rights.  Therefore, we deleted the reference to the shareholders’ registration rights.

26.   We have revised the Registration Statement to remove shares of common stock held by affiliates.

Lock-up Agreements and Registration

27.   Although some of the shareholders have lock-up agreements, the shareholders’ shares shall be released from the lock-up agreements in tranches.  We have revised the Registration Statement to remove shares of common stock held by affiliates.

Stock Options

28.   The shares held by IR Services, Inc. are no longer subject to a lock-up agreement.

Plan of Operation

29.   Plan of Operation has been deleted as not required by Regulation S-K, Item 303.

30.   Plan of Operation has been deleted as not required by Regulation S-K, Item 303.

Our Product and Market Application

31.   We have revised the Registration Statement to include that we are required to label our products as hazardous to comply with our approval letter.

Market Analysis

32.   We revised the Registration Statement to provide support for statistical data cited.  We did not finance any studies cited that were not completed by us.  We did not receive any consents for the statistical data we obtained through public resources.

Sales and Marketing Plan

33.   We revised the Registration Statement to explain “dual direct and indirect sales strategy.”

Strategic Marketing Efforts

34.   We revised the Registration Statement to state that “our current marketing efforts are comprised of press releases, press releases disseminated by newspapers, and videos in retailers.”

Market Research

35.   Market research was conducted by Julian Ross in 2002, prior to our formation in 2004.  We are continuing to conduct market research to find the most effective uses and ways to market our products to consumers.

Intellectual Property

36.   We have six patents in the United States.  Our six patents expire as follows: (1) Patent #7465428 expires on June 21, 2025; (2) Patent 7407632 expires on May 27, 2024; (3) Patent #7381377 expires on June 21, 2025; (4) Patent #D549342 expires on July 30, 2026; (5) Patent #D549341 expires on July 30, 2026, and (6) Patent #D615186 expires on June 24, 2022.  Also, we have a South African Patent #2006/05051 which expires March 31, 2024.

Production Operations

37.   We have revised the Registration Statement to state that some of the production is very labor intensive, thus, putting constraints and limitations in our production process.  The current constraints could be eliminated if we automate some or all of the production.

Summary Compensation Table

38.   We have revised the Registration Statement to remove the directors from the executive compensation table.

39.   Scott Freeman’s employment was terminated on October 1, 2009 and therefore this disclosure has been deleted as it is no longer relevant.

Security Ownership . . .

40.   We have revised the Registration Statement to accurately reflect the ownership percentages under “Security Ownership of Certain Beneficial Owners and Management.”

41.   We have revised the Registration Statement to remove notes 4 and 5.  The notes pertained to shareholders who were not in management or beneficial owners.  Mr. Freeman’s employment was terminated on October 1, 2009.  Therefore, the reference to Mr. Freeman’s security ownership has been removed from the Registration Statement.

42.   We have revised the Registration Statement to state that the notes are convertible at $1.50 per share of common stock.

Advisory Board, page 86

43.   We have revised the Registration Statement to state that our advisory board consists of: (1) Dr. R. Dean White; (2) Dr. Thomas Franklin; (3) Dr. Vincent Mossesso; (4) Mikael Ahlund; (5) Craig Turner; (6) Dr, Jonathan Burke; (7) George Brody; and (8) Dr. James R. Winn.

Loans involving Directors, Officers . . .

44.   We will repay the noteholders on their respective dates of maturity.  Our reference to “Related Companies” was incorrectly stated so we deleted the reference from the Registration Statement.

Financial Statements, page F-1

45.   We have revised the Registration Statement to remove the name and address of our independent registered public accounting firm on the first page of our interim and annual financial statements on pages F-1 and F-25

46.   We have revised the Registration Statement to revise the annual and interim balance sheets footnotes and total assets equal total liabilities plus stockholders’ equity.  We have revised the Registration Statement to revise the statements of operations, cash flows and stockholders’ equity to ensure that each of these statements foots and cross-foots as appropriate.

47.   We have revised the Registration Statement to revise Note 1 on pages F-8 and F-32 in accordance with paragraphs 915-210-45, 915-255-45-1, 915-230-45-1 and 915-205-45-1 of the iFASB Accounting Standards Codification (FASB ASC), including revising the following information:

•
Presented any cumulative net losses (including the current period net loss) in the balance sheet with a descriptive caption such as “deficit accumulated during the development stage” in the stockholders’ equity section;

•	Included an income statement and a statement of cash flows showing cumulative amounts from the enterprise’s inception; and
•	Identified each financial statement as those of a development stage enterprise

48.   We have revised the Registration Statement to revise our interim financial statements to comply with Rule 8-03 of Regulation S-X by including income statements and statements of cash flows for the interim period of the comparable period of the preceding fiscal year.

49.   We have revised the Registration Statement to revise the interim financial statements, consistent with Instruction 2 to Rule 8-03 of Regulation S-X by including income statements and statements of cash flows for the interim period of the comparable period of the preceding fiscal year.

Balance Sheets, Page F-3

50.   We have revised the Registration Statement to state the date of the 2008 balance sheet and to revise our statements of operations and cash flows.

51.   We have revised the Registration Statement to remove any reference to the April 2009 Warrant Purchase Agreement as it was cancelled.

52.   We have revised the Registration Statement to reconcile the amount of other current assets for 2008 with the amount shown on page F-27.

53.   We have revised the Registration Statement to remove the word ‘audited’ from the 2008 column.  We have disclosed that the balance sheet was derived from our audited financial statements.  We have revised the Registration Statement to revise our statements of operations and cash flows.  Both 2008 and 2009 financial statements were audited by Sam Kan & Company.

54.   We have revised the Registration Statement to segregate our cash and cash equivalents from our accounts receivable.

55.   We have revised the Registration Statement to properly line up the subtotals related to our other current assets consistent with the presentation in our balance sheet on page F-27.

56.   Please be advised that the third amount should not have been included in the presentation, therefore, it was removed from the Registration Statement.  We have revised the Registration Statement to reconcile the number of common shares issued and outstanding as of June 30, 2009 with page F-7 and annual balance sheets on page F-27.

57.   We have revised the Registration Statement to reconcile our equity accounts as shown on our balance sheets on page F-3 with the accounts and balances shown on page F-7.

Statements of Operations, page F-4

58.   We have revised the Registration Statement to properly refer to our net loss and net loss per share as losses not income, including revising page F-28.

59.   We have revised the Registration Statement in conjunction with paragraph 206-10-55-3B of FASB ASC to make the diluted weighted average number of shares match the weighted average number of shares of pages F-4 and F-28.

Statements of Cash Flows, page F-5

60.   We have revised the Registration Statement to reconcile our net income as shown on page F-5 to our statements of operations on page F-4.  Further, we have also reconciled our depreciation and amortization.  We have revised the Registration Statement to reconcile pages F-28 and F-29.

61.   In accordance with paragraph 230-10-45-26 of FASB ASC, we have revised the Registration Statement to include appropriate line item descriptions for the types of cash flows from our financing activities included in the Additional Paid in Capital line item.  We have revised the Registration Statement to show the total of proceeds as cash from sale of common stock.

62.   In accordance with paragraph 231-10-50-3 of FASB ASC, we have revised the Registration Statement disclosures to include all non-cash investing and financing activities.

63.   In accordance with paragraph 230-10-45-14 FASB ASC, we have revised the Registration Statement to move the notes payable within cash flows used in operating activities to financing activity and pages F-5 and F-29.

Statement of Stockholders’ Deficit, Page F-6

64.   We have revised the Registration Statement to reconcile our net losses for the years ended December 31, 2008 and 2009 and for the three months ended March 31, 2010.

65.   We have revised the Registration Statement to reconcile our statement on page 10 that a total of 16,803 shares of preferred stock were converted into common stock with the information presented in our statement of shareholders’ equity.  Further, we reconciled the total number of shares of preferred stock sold with the information on page F-6.

66.   We have revised the Registration Statement to disclose the transaction more clearly.
Per the revised disclosure, the Series A financing ended on March 31, 2006.  At that point, 3,112,500 preferred shares were issued.  On September 25, 2006, we modified our original term sheet with Vencore Solutions regarding our leases.  This modification provided for the issuance of preferred shares to Vencore with Series A Preferred Shares “…in an amount(s) equal to 5% of each individual Lease Schedule, with the total grant of Shares not to exceed a maximum of 30,737.25 Shares.”  This provision was further memorialized under “Stock Grant,” Exhibit A-1 to the Master Lease Agreement between us and Vencore, dated October 26, 2006, submitted as Exhibit 10.15.  By way of example, Lease Schedule 03 was in the amount of $120,720 and we issued Vencore 6,036 preferred shares pursuant to this Lease Schedule 03.  Subsequent to the Master Lease Agreement being signed, we issued Vencore a total of 30,737 preferred shares pursuant to various lease schedules, increasing the total number of preferred shares issued to 3,143,237 shares.  Each issuance was expensed upon issuance.  Our Board duly authorized the increase in the number of shares available pursuant to the Series A to 3,143,237 preferred shares.

67.   We have revised the Registration Statement to revise the par value columns to show the total amount for the par value of our preferred and common shares for each line item for the periods presented instead of the par value of a single share of stock.

68.   We have revised the Registration Statement to reconcile our statements of stockholders’ equity from inception through December 31, 2009 with the statement on pages F-30 through F-31.

Note 1.  Summary of Significant Accounting Policies, page F-8

69.   We have revised the Registration Statement to change our statement at the bottom of each page referring to our audit report to review report.

Recently Enacted Accounting Standards, page F-10

70.   We have revised the Registration Statement to reflect the adoption of SFAS 159, 160, 161 and 163.  Therefore the reference in this section has been removed.  We further revised it to reflect the FASB Accounting Standards Codification.

Note 3.  Going Concern, page F-12

71.   We have revised the Registration Statement to reconcile the amount of our accumulated deficit to $9,594,814 with our balance sheet.

Note 6.  Note Payable, page F-14

72.   We have revised the Registration Statement to show the unamortized discount as of December 31, 2008 of $66,468.  Further, we have disclosed the amount of the discount as of June 30, 2009 and how we accounted for this discount.  The note has been changed as follows:

NOTE 6 – NOTE PAYABLE

On April 3, 2007, the Company entered into a note agreement with the City of Frisco, Texas for $243,000.  The note requires varying annual principal payments through August 2012.  The note is non-interest bearing; however, interest has been imputed at 12.18% per annum.  The unamortized discount at December 31, 2008 and June 30, 2009 is $66,468 and $50,791, based on the activity in 2008 per the terms of the agreement.  Individual annual payments will be forgiven if certain performance targets are achieved which include the number of full time employees, square feet occupied and taxable value of business and personal property in the City of Frisco.  The first annual payment for 2008 in the amount of $30,000 was forgiven.

Future principal payments of this note payable are as follows:

2009	$40,000
2010	50,000
2011	60,000
2012	63,000
$213,000

Notes payable is now (after Sam Kan & Company’s audit):
The following table reflects the carrying value of the Company’s of the short-term and long-term notes payable for the years ended December 31, 2009 and 2008.

	December 31,
	2009	2008

Current notes payable
Julian T. Ross – Senior	$115,850	$422,850
Misc Notes	100,000	-
Frisco EDC	60,000	50,000
Don Reed Note	20,500	-
Shareholder loan	14,250	11,500
Total short-term notes payable	310,600	484,350

Long-term notes payable
Agave Resources Note 1	$750,000	750,000
JTR - Senior	422,850	-
JTR Investment	250,000	250,000
Sinacola 2 Landlord Note	126,407	-
Sinacola 1 Landlord Note	125,000	-
Frisco EDC	86,802	4,732
Total long-term notes payable	$1,761,059	$1,004,732

Total short-term and long-term notes payable	$2,071,659	$1,489,082

Note 8.  Stock Options and Warrants, page F-17

73.   The following table summarizes the Company’s stock option activities for the years ended December 31, 2008 and 2009:

	Employee	Weighted Average	Non-Employee	Weighted Average	Combined Total
	Options	Exercise Price	Options	Exercise Price	Options
Granted	1,254,000	$0.3826	1,966	$0.1147	1,255,966
Exercised	None	None	(1,066)	0.0004	(1,066)
Outstanding at December 31, 2004	1,254,000	0.3826	900	0.2500	1,254,900
Granted	451,250	0.7819	27,014	0.9273	478,264
Forfeited/Cancelled	(65,000)	0.7200	- -	- -	(65,000)
Outstanding at December 31, 2005	1,640,250	0.4791	27,914	0.9055	1,668,164
Granted	252,350	1.8216	14,188	1.8252	266,538
Forfeited/Cancelled	- -	- -	- -	- -	- -
Outstanding at December 31, 2006	1,892,600	0.6581	42,102	1.2154	1,934,702
Granted	187,300	1.20	35,000	0.00	222,300
Exercised	(59,250)	0.4590	- -	- -	(59,250)
Forfeited/Cancelled	(153,800)	0.89	- -	- -	(153,800)
Outstanding at December 31, 2007	1,866,850	0.70	77,102	0.89	1,943,952
Granted	64,259	1.33	2,280	2.50	66,539
Exercised	(35,000)	0.25	- -	- -	(35,000)
Forfeited/Cancelled	(86,500)	1.69	- -	- -	(86,500)
Outstanding at December 31, 2008	1,809,609	0.68	79,382	0.94	1,888,991
Granted	328,003	0.65	15,000	1.00	309,503
Exercised	- --	-	-	-	-
Forfeited/Cancelled	- --	- --	- --	- --	- --
Outstanding at December 31, 2009	2,047,612	0.68	94,382	- --	2,141,994

74.  The following table summarizes the Company’s warrant activities for the years ended December 31, 2008 and 2009:

	Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2005	296,419	0.03
Granted	100,000	0.82
Forfeited/Cancelled	-	-
Outstanding at December 31, 2006	396,419	0.23
Granted	170,000	0.60
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding at December 31, 2007	566,419	0.34
Granted	777,985	0.05
Exercised	(120,000)	0.01
Forfeited/Cancelled	-	-
Outstanding at December 31, 2008	1,224,404	0.19
Granted	750,221	0.58
Exercised	(125,000)	0.01
Forfeited/Cancelled	(843,419)	0.01
Outstanding at December 31, 2009	1,224,404	0.58

Granted	384,166	0.31
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding at March 31, 2009	1,608,570	0.22
Granted	1,156,777	0.01
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding at June 30, 2009	2,765,347	0.13
Granted	-	-
Exercised	-	-
Forfeited/Cancelled	-	-
Outstanding at September 30, 2009	2,765,347	-
Granted	366,055	0.83
Exercised	(125,000)	0.01
Forfeited/Cancelled	(843,419)	0.01
Outstanding at December 31, 2009	2,162,983	-

Annual Financial Statements, page F-25

75.   We have revised the Registration Statement to state that our accountants’ audit report refers to the years ended December 31, 2007 and 2008.

76.   We discuss our notes and the total of our notes payable of $568,512 in Note 6 of the Registration Statement.  We have revised the Registration Statement to reconcile the total amount to each of the notes where these notes payable are discussed.  Further, we have revised the Registration Statement reconcile the current portion of your long-term debt to the notes.  We have revised Note 6 as follows:

NOTE 6 – NOTE PAYABLE

On April 3, 2007 the Company entered into a note agreement with the City of Frisco, Texas for $243,000.  The note requires varying annual principal payments through August 2012.  The note is non-interest bearing; however, interest has been imputed at 12.18% per annum.  The unamortized discount at December 31, 2008 is $66,468, based on the activity in 2008 per the terms of the agreement.  Individual annual payments will be forgiven if certain performance targets are achieved which include the number of full time employees, square feet occupied and taxable value of business and personal property in the City of Frisco.  The first annual payment for 2008 in the amount of $30,000 was forgiven.

Future principal payments of this note payable are as follows:

2009	$40,000
2010	50,000
2011	60,000
2012	63,000
$213,000

Related Party Financing – During March 2008, the Company completed a $1 million financing package consisting of a promissory note for $750,000 (“First Note”) and a promissory note with a draw down provision for $250,000 (“Second Note”) (collectively, the “Notes”).  The Notes are subordinated notes and are due and payable on the earlier of (i) completion of the next financing round we completed or (ii) one year after the Notes are issued.  The holder of the First Note is Agave Resources, LLC (“Agave”), and the President of Agave is Don Reed, a Director of the Company.  In connection with the First Note, on April 15, 2008 Agave was also issued penny warrants to purchase 350,000 shares of common stock.  The warrants are immediately exercisable and expire on April 15, 2013.  The holder of the Second Note is JTR Investments, Limited (“JTR”) a company controlled by the founder and President of the Company.  To date $250,000 has been drawn against the Second Note.  In connection with the Second Note, on December 31, 2008 JTR was also issued penny warrants to purchase 116,667 shares of common stock.  There is no interest payable on either the First Note or the Second Note.

In July 2008, JTR agreed to provide the Company an additional loan with a draw down provision of up to $750,000 to fund working capital and for general corporate purposes.  This is a Senior Note (the “Senior Note”) with no interest payable.  In connection with the Senior Note, we were to issue a warrant to purchase that certain number of shares of common stock equal to $0.47 of convertible at $0.01 for every dollar drawn under this facility.  These warrants have an exercise price of $0.01 per share.  As of June 30, 2009, the outstanding balance on this facility was $446,900, and 212,176 warrants were issued pursuant to the terms.  As of June 30, 2009, the total balance owed to JTR on both the Second Note and the Senior Note was $696,900, and 328,843 warrants were issued to JTR pursuant to the Second Note and the Senior Note.

The total amount of related party loans outstanding as of June 30, 2009 was $1,470,300, which included a $23,400 advance to the Company by the spouse of the Company’s President.  There was no interest payable on the $23,400 and 7,000 warrants were issued in connection with the first $11,500 of the $23,400 advance.  No warrants were issued in connection with the remainder.

Notes payable is now (after Sam Kan & Company’s audit):
The following table reflects the carrying value of the Company’s of the short-term and long-term notes payable for the years ended December 31, 2009 and 2008.

	December 31,
	2009	2008

Current notes payable
JTR – Senior	$115,850	$422,850
Misc Notes	100,000	-
Frisco EDC	60,000	50,000
Don Reed Note	20,500	-
Shareholder loan	14,250	11,500
Total short-term notes payable	310,600	484,350

Long-term notes payable
Agave Resources Note 1	$750,000	750,000
JTR - Senior	422,850	-
JTR Investment	250,000	250,000
Sinacola 2 Landlord Note	126,407	-
Sinacola 1 Landlord Note	125,000	-
Frisco EDC	86,802	4,732
Total long-term notes payable	$1,761,059	$1,004,732

Total short-term and long-term notes payable	$2,071,659	$1,489,082

Statements of Operations, page F-28

77.   We have revised the Registration Statement to include all necessary disclosures from FASB ASC 260-10-50.

78.   We have revised the Registration Statement to reflect two separate numbers shown on two separate lines as $2,451 and $872.

79.   We have revised the Registration Statement to remove the dollar signs from the amounts of your weighted average shares outstanding.  Further, we have revised presentation on page 14 accordingly.

Statements of Cash Flows, page F-29

80.   We have revised the Registration Statement to reconcile the amounts for stock based compensation shown in the statements of cash flows to the statements of stockholders equity.

Note 4, Intangibles, F-37

81.   In accordance with FAS 142, we have revised Note 4 to the Registration Statement as follows:

NOTE 4 – INTANGIBLES

On January 15, 2004, the Company executed an Asset Purchase and Stock Transfer Agreement with entities controlled by the founder of the Company.  In connection with this agreement, the Company acquired certain assets, including certain rights, title and interest to intellectual property, relating to the oxygen method and apparatus, developed by the founder of the Company.

As consideration for the purchase, the Company issued 14,000,000 shares of common stock and a promissory note for $150,000 to these entities.  The common stock was valued at $7,000 using the par value of the common stock on the date of issuance, which approximates these entities’ basis (which is not indicative of fair value).  The non-recourse promissory note bore interest at 6.5% per annum and was paid in full during 2006.

During 2009 and 2008, the Company incurred additional costs totaling $3,282.  and $213,903, respectively, for the application and filing of patents and trademarks related to the intellectual property acquired on January 15, 2004.  Those costs have been capitalized as intangible assets.  Amortization of these intangibles over their 17-year life began during October 2007 upon commencement of production.  During 2007, the Company abandoned patents totaling $84,318.  These patents have been written off as of December 31, 2007.  Future amortization of intangible assets is as follows:

2010	$38,067
2011	38,067
2012	38,067
2013	38,067
2014	38,067
Thereafter	$372,616
$562,951

Amortization of intangible assets for the six months ended June 30, 2009 was $19,034 and $36,403 during 2008.  Of the $562,951 in intangible assets, approximately 94% are in patents and 5% are in trademarks.  $157,000 of the patents was acquired from entities controlled by the founder of the Company in January 2004.

The carrying value of the Company’s amortized acquired intangible assets as of March 31, 2010 is as follows:

31-Mar-10
Patents	$608,642
Trademarks	45,723
654,356
Accumulated Amortization	(151,741)
Net	$502,624

Of the net amount of $502,624 in intangible assets as of March 31, 2010, approximately 90.9% is in patents and 9.1% is in trademarks.  Of the total amount for patents, $157,000 was acquired from entities controlled by the founder of the Company in January 2004.  The remaining $345,624 represents amounts paid to third parties for legal fees, application fees and other direct costs incurred in the filing and prosecution of patent and trademark applications, net of amortization and impairment.

We have two types of intangible assets: patents and trademarks.  We capitalize expenditures associated with patents and trademarks related to our various technologies.  Capitalized costs include amounts paid to third parties for legal fees, application fees and other direct costs incurred in the filing and prosecution of patent and trademark applications.  These assets are amortized on a straight-line method over their legal life.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with applicable accounting guidance.  During the year ended December 31, 2009, due to the change in business strategy, we determined that some of our existing patents cannot be used in future product developments and expected that no future revenues can be generated from those patents.  Consequently, we wrote off $100,978 related to the obsolete patents under “Selling, general and administrative” in the Statement of Operations and Accumulated Deficit for the year ended December 31, 2009.

On January 15, 2004, we executed an Asset Purchase and Stock Transfer Agreement with entities controlled by our founder.  In connection with this agreement, we acquired certain assets, including certain rights, title and interest to intellectual property, relating to the oxygen method and apparatus, developed by our founder prior to January 15, 2004.  As consideration for the purchase, we issued 14,000,000 shares of common stock and a promissory note for $150,000 to these entities.  The common stock was valued at $7,000 using the par value of the common stock on the date of issuance, this approximates these entities’ basis (which is not indicative of fair value).  The non-recourse promissory note bore interest at 6.5% per annum and was paid in full during 2006.

The carrying values of our amortized acquired intangible assets as of the December 31, 2009 and 2008, respectively, are as follows:

As of December 2009, we estimate the future amortization expense of the intangible assets for December 31, 2010, 2011, and 2012, to be as follows:

2010	$29,566
2011	29,566
2012	29,566
2013	29,566
Thereafter	384,360
$502,624

Due to the nature of the intangible assets, we have amortized the cost of the patents and trademarks over their estimated useful lives.  The nature of the estimate did not change from 2008 to 2009.  Of the net amount of $502,624 in intangible assets as of December 31, 2009, approximately 90.9% is in patents and 9.1% is in trademarks.  Of the total amount for patents, $157,000 was acquired from entities controlled by our founder in January 2004.  The remaining $345,624 represents amounts paid to third parties for legal fees, application fees and other direct costs incurred in the filing and prosecution of patent and trademark applications, net of amortization.

82.  We have revised the Registration Statement to reflect the total intangible assets as of December 31, 2008 of $643,846; $157,000 as it relates to patents acquired from our founder and $306,890 related to costs incurred for the patents and trademarks in 2007 and 2008.  We have revised the Registration Statement to show the significant components of the other intangible assets of $179,968 and have explained how we acquired each of the components and whether the component was acquired from a related party.

83.  We have revised the Registration Statement to revise the table on page F-37 to disclose the accumulated amortization by major intangible asset class for 2009 and 2008 consistent with paragraph 350-30-50-2 for FASB ASC.

Note 6, Note Payable, page F-38

84.  Note 6 is now reflected in Note 4 and in the current portion of long-term debt and notes payable in the Registration Statement.

Note 7, Capital Stock, page F-38

Preferred Stock, page F-38

85.  We have revised the Registration Statement to revise our balance sheet to clearly state that our preferred stock is convertible.

86.  We have revised the Registration Statement to revise that the Preferred Stock is subject to automatic conversion upon consummation of underwritten offering of shares of common stock to the public, in which the aggregate cash proceeds are at least $3 million and the price paid per share is at least $5.00.

Note 8.  Stock Options and Warrants, page F-41

87.  We have revised the Registration Statement to explain the valuation method we plan to use and/or have used for the warrants.  In accordance with paragraphs 915-215-45-1 and 505-50-50-14 of FASB ASC, we have disclosed the valuation method and significant assumptions underlying options and warrants issued to non-employees.

88.  We have revised the Registration Statement to explain the significant terms of each of the warrants outstanding and how we accounted for them.

89. In accordance with FASB ASC 718-10-50, we have revised the Registration Statement to include the method of estimating the fair value, a description of the significant assumptions used, the total compensation cost recognized in income, the total compensation cost related to non-vested awards, and the weighted average grant day fair value.

Note 9, Income Taxes, page F-45

90.  We have revised the Registration Statement to disclose the nature of the ‘other’ item of our deferred tax assets.

Note 11, Commitments and Contingencies, page F-46

Operating Lease, page F-46

91.  Pursuant to the lease agreement, we have a set amount that can offset rental payments if certain improvements are made.  We have not contracted to make any of the specified improvements, therefore the allowance remains the same amount.

Financing Package, page F-45

92.  In accordance with 470-20-25-2 of FASB ASC, we have revised the Registration Statement to allocate the proceeds to the debt and warrants based on their relative fair values and then amortized the discount using the effective interest rate over the term of the notes.

Note 12, Capital Leases, page F-27

93.  We have revised the Registration Statement to reconcile the amount shown in Note 13 with our balance sheet on page F-27.  Further we have reconciled the amounts shown in Note 12 on page F-24 with page F-3.

94.  We have revised the Registration Statement to revise and disclose the nature of our account for premium on notes payable and capital leases as shown on page F-27.  Further, we have revised the Registration Statement to disclose how we measured this account and explained why the balance has not changed between periods.

Item 15.  Recent Sales of Unregistered Securities, page II-3

95.  We have revised the Registration Statement to provide specific dates for each issuance of securities so we can arrange the issuances chronologically.  Also, we provided the value of the consulting services received for each issuance of securities where applicable.

Signatures, page II-11

96.   Julian Ross is signing as principal accounting officer.

97.   Julian Ross, Reed Daniels, and Tracy Jones are our directors.

Exhibit 3.1

98.   This is the Amended and Restated Articles of Incorporation.

Exhibit 4.1

99.   We have revised the Registration Statement to state that we are registering the shares underlying the warrants.

Exhibit 10.8

100. We have attached a complete copy of the Asset Purchase and Stock Transfer Agreement between the Company and JTR Investments, Limited, and affiliates, dated January 15, 2004.

Exhibit 10.9

101. We have revised the Registration Statement to include the original Agreement with IR Services, Inc. dated November 7, 2008; the First Amendment to the IR Services, Inc. Agreement dated December 5, 2008; and the Amended and Restated Agreement with IR Services, Inc. dated June 22, 2009.

Exhibit 23.1

102. We have revised the Registration Statement to refer to the audited period from inception through December 31, 2009 and to the reference to the firm as experts.

103. We have revised the Registration Statement to reflect the date of the consent of auditors.

Thank you for your review of this document.  Please advise if you have any further comments.

Sincerely,

By:	/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.